SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

20 April 2011

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 20 April 2011

                re: Annual Information Update

LLOYDS BANKING GROUP plc
FSA ANNUAL INFORMATION UPDATE (AIU)

This AIU is required by and is being made pursuant to prospectus rule 5.2 and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains.  This information is not necessarily up to date at the date of this AIU and the Company does not undertake any obligation to update the information in future.  Furthermore, this information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction.  This AIU does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

This AIU covers the twelve month period up to and including 30 March 2011.

Section 1 - The London Stock Exchange

The announcements listed below were published on the London Stock Exchange via RNS, a Regulatory Information Service, and can be obtained from their website www.londonstockexchange.com or via the Group's website www.lloydsbankinggroup.com.

Brief Description of information published	Date of publication
Notice of annual general meeting	30/03/2010
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mr. J.E. Daniels, Mr. M.A. Fisher, Mr. A.G. Kane, Mrs. A.S. Risley, Mrs. C.F. Sergeant, Mr. G.T. Tate, Mr. T.J.W. Tookey and Mrs H.A. Weir

09/04/2010
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Sir Julian Horne Smith	16/04/2010
Annual information update	19/04/2010
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Dr. W.C.G. Berndt	20/04/2010
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mr. J.E. Daniels, Mr. A.G. Kane, Mrs. A.S. Risley, Mrs. C.F. Sergeant, Mr. G.T. Tate, Mr. T.J.W. Tookey and Mrs H.A. Weir

23/04/2010
Stabilisation Notice	26/04/2010
Interim Management Statement	27/04/2010
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - A. Watson	29/04/2010
Exchange of Preference Shares for Ordinary Shares	04/05/2010
Results of AGM	06/05/2010
Doc re: Resolutions passed at AGM	06/05/2010
Exchange of preference shares for ordinary shares	07/05/2010
Notification of voting rights and capital	07/05/2010
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Sir Winfried Bischoff	13/05/2010
Annual report of form 20F	14/05/2010
Prospectus dated 14 May 2010 relating to the U.S. $35,000,000,000 Medium Term Note Programme of Lloyds Banking Group plc and Lloyds TSB Bank plc	14/05/2010
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mr. J.E. Daniels, Mr. A.G. Kane, Mrs. A.S. Risley, Mrs. C.F. Sergeant, Mr. G.T. Tate, Mr. T.J.W. Tookey and Mrs H.A. Weir

21/05/2010
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Mr. G.R. Moreno	25/05/2010
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mr. G.R. Moreno (revised announcement which replaces yesterday's announcement)

26/05/2010
Notification of Voting Rights and Capital	28/05/2010
Exchange Offer of Upper Tier 2 Securities	28/05/2010
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mrs. A.S. Risley, Mrs. C.F. Sergeant, and Mr C.M. Fisher.

04/06/2010
Exchange Offer of Upper Tier 2 Securities	14/06/2010
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mr. J.E. Daniels, Mr. A.G. Kane, Mrs. A.S. Risley, Mrs. C.F. Sergeant, Mr. G.T. Tate, Mr. T.J.W. Tookey and Mrs H.A. Weir

23/06/2010
Project Nettle Phase 2 (Exchange Ratio Announcement): EXCHANGE OFFER OF UPPER TIER 2 SECURITIES - CONVERSION PRICE	25/06/2010
Exchange offer of Upper Tier 2 Securities - Results Announcement	28/06/2010
Exchange offer of Upper Tier 2 Securities - Conversion Price	28/06/2010
Voting Rights and Capital	29/06/2010
Exchange of Yen Securities	29/06/2010
Project Nettle Phase 2a and Phase 2: Exchange of Yen Securities	29/06/2010
TR1 notification - The solicitor for the affairs of her Majesty's treasury as nominee for her Majesty's treasury	30/06/2010
Block listing return	01/07/2010
Lloyds Banking Group plc Senior Note Issue: Lloyds Banking Group plc announces that it has priced an issue of $750,000,000 7.75 per cent. Senior Notes due 2050 to be issued pursuant to a registration statement filed with the U.S. Securities and Exchange Commission on 28 June 2010.

01/07/2010
Sale of Bank of Scotland Integrated Finance	05/07/2010
Lloyds Banking Group plc Senior Notes - Exercise of Over-Allotment Option	09/07/2010
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mr. J.E. Daniels, Mr. A.G. Kane, Mrs. A.S. Risley, Mrs. C.F. Sergeant, Mr. G.T. Tate, Mr. T.J.W. Tookey and Mrs H.A. Weir

21/07/2010
Committee of European Banking Supervisors (CEBS) stress test results	23/07/2010
Response to the recent Committee of European Banking Supervisors (CEBS) announcement	23/07/2010
Sale of Ecuadorian operations	27/07/2010
2010 interim results	04/08/2010
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons -
Mr. J.E. Daniels, Mr. M.A. Fisher, Mr. A.G. Kane, Mrs. A.S. Risley, Mrs. C.F. Sergeant, Mr. G.T. Tate, Mr. T.J.W. Tookey and Mrs H.A. Weir
(Capital Raising Adjustments)

13/08/2010
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mr. J.E. Daniels, Mr. A.G. Kane, Mrs. A.S. Risley, Mrs. C.F. Sergeant, Mr. G.T. Tate, Mr. T.J.W. Tookey and Mrs H.A. Weir

23/08/2010
Publication of Supplementary Prospectus dated 23 August 2010 relating to the U.S.$35,000,000,000 Medium Term Note Programme of Lloyds Banking Group plc and Lloyds TSB Bank plc, and the Interim Report on Form 6-K

23/08/2010
Total voting rights	31/08/2010
The Supplementary Prospectus dated 6 September 2010 relating to the U.S.$35,000,000,000 Medium Term Note Programme of Lloyds Banking Group plc and Lloyds TSB Bank plc.	06/09/2010
Notification of Mr. J.E. Daniels, Group Chief Executive's intention to retire.	20/09/2010
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mr. J.E. Daniels, Mr. A.G. Kane, Mrs. A.S. Risley, Mrs. C.F. Sergeant, Mr. G.T. Tate, Mr. T.J.W. Tookey and Mrs H.A. Weir

22/09/2010
Total Voting Rights and Capital	30/09/2010
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mr. J.E. Daniels, Mr. A.G. Kane, Mrs. A.S. Risley, Mrs. C.F. Sergeant, Mr. G.T. Tate, Mr. T.J.W. Tookey and Mrs H.A. Weir

22/10/2010
Total Voting Rights and Capital	29/10/2010
Interim Management Statement	02/11/2010
Appointment of New Group Chief Executive	03/11/2010
Appointment of New Group Chief Executive (2)	03/11/2010
Cancellation of Deferred Shares	05/11/2010
Director Declaration - António Horta-Osório	12/11/2010
Appointment of new Non -Executive director - Anita Frew	16/11/2010
Director Declaration - Anita Frew	18/11/2010
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mr. J.E. Daniels, Mr. A.G. Kane, Mrs. A.S. Risley, Mrs. C.F. Sergeant, Mr. G.T. Tate, Mr. T.J.W. Tookey and Mrs H.A. Weir

24/11/2010
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Sir Win Bischoff	26/11/2010
Notification of Voting Rights and Capital	30/11/2010
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mr. J.E. Daniels, Mr. A.G. Kane, Mrs. A.S. Risley, Mrs. C.F. Sergeant, Mr. G.T. Tate, Mr. T.J.W. Tookey and Mrs H.A. Weir

1012/2010
Update on Irish Portfolio	17/12/2010
Notification of Voting Rights and Capital	31/12/2010
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mr. J.E. Daniels, Mr. A.G. Kane, Mrs. A.S. Risley, Mrs. C.F. Sergeant, Mr. G.T. Tate, Mr. T.J.W. Tookey and Mrs H.A. Weir

11/01/2011
Appointment of New Group Chief Executive (3)	17/01/2011
Notification of Voting Rights and Capital	02/02/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mr. J.E. Daniels, Mr. A.G. Kane, Mrs. A.S. Risley,  Mr. G.T. Tate, Mr. T.J.W. Tookey and Mrs H.A. Weir

11/02/2011
Announcement re the voluntary agreement with the FSA with regard to certain Halifax mortgage contracts	21/02/2011
Annual Results 2010	25/02/2011
Eric Daniels - retirement announcement	28/02/2011
Notification of Voting Rights and Capital	28/02/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Glen Moreno	28/02/2011
Project Verde	01/03/2011
Sir Julian Horn-Smith - directors declaration	01/03/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Anita Frew	01/03/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - António Horta-Osório	02/03/2011
Publication of Supplementary Prospectus dated 3 March 2011 relating to the U.S.$35,000,000,000 Medium Term Note Programme of Lloyds Banking Group plc and Lloyds TSB Bank plc	03/03/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Tim Ryan	08/03/2011
Management changes - Helen Weir, Archie Kane and others	09/03/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mr. A.G. Kane, Mrs. A.S. Risley,  Mr. G.T. Tate, Mr. T.J.W. Tookey and Mrs H.A. Weir

11/03/2011
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mr. A Horta-Osório, Mr. G.T. Tate, Mr. T.J.W. Tookey, Mr. J. Colombás, Mr. M. Fisher, Mr. A. Lorenzo, Mrs. A.S. Risley, Mr. M. Young, Mr. A.G. Kane and Mrs H. A. Weir.

30/03/2011
Annual Report and Accounts and Notice of AGM	30/03/2011

Note
A number of other notifications were made to the RNS pursuant to the rules governing substantial acquisitions of shares issued on behalf of the panel on takeovers and mergers, relating to notifiable interests in the capital of certain listed companies held by the Company.   Further details about these announcements may be obtained from the Share Disclosure Unit, Lovell Park 1, Phase 2, 1 Lovell Road, Leeds, West Yorkshire LS1 1NS.

Section 2 - Companies House

The Company filed the following forms with Companies House and copies can be obtained from the Companies House website www.companieshouse.gov.uk.

Form description	Brief description of information published	Date of publication
SH01	Statement of capital	31/03/2010
SH06	Statement of capital	31/03/2010
AA	Annual accounts	26/04/2010
TM01	Dr. Berndt	07/05/2010
RES13	Sub divide shares	10/05/2010
RES01	Alteration to memorandum and articles	10/05/2010
RES10	Authorised allotment of shares and debentures	10/05/2010
RES08	Authority to purchase shares out of capital	10/05/2010
MEM/ARTS	Articles of association	10/05/2010
SH02	Sub-division	10/05/2010
AR01	Annual return	11/05/2010
SH03	Return of purchase of own shares	19/05/2010
SH01	Return of allotment of shares	20/05/2010
SH06	Notice of cancellation of shares	20/05/2010
RES10	Authorised allotment of shares and debentures	03/06/2010
RES13	Sect 701	03/06/2010
SH01	Return of allotment of shares	09/07/2010
SH01	Return of allotment of shares	07/09/2010
SH01	Return of allotment of shares	07/10/2010
SH01	Return of allotment of shares	13/10/2010
CH01	A.G. Kane	19/10/2010
SH01	Return of allotment of shares	21/10/2010
SH01	Return of allotment of shares	01/11/2010
SH03	Return of purchase of own shares	08/11/2010
SH06	Notice of cancellation of shares	08/11/2010
SH01	Return of allotment of shares	15/11/2010
SH01	Return of allotment of shares	25/11/2010
AP01	Anita Frew	01/12/2010
SH01	Return of allotment of shares	01/12/2010
SH01	Return of Allotment of shares	07/12/2010
SH01	Return of Allotment of shares	21/12/2010
SH01	Return of Allotment of shares	22/12/2010
SH01	Return of Allotment of shares	18/01/2011
SH01	Return of Allotment of shares	24/01/2011
AP01	Appointment of director - António Horta-Osório	28/01/2011
SH01	Return of Allotment of shares	31/01/2011
SH01	Return of Allotment of shares	08/02/2011
SH01	Return of Allotment of shares	10/02/2011
TM01	Resignation of director - Eric Daniels	01/03/2011
SH01	Return of Allotment of shares	18/02/2011
SH01	Return of Allotment of shares	22/02/2011
SH01	Return of Allotment of shares	01/03/2011
SH01	Return of Allotment of shares	10/03/2011
SH01	Return of Allotment of shares	16/03/2011
SH01	Return of Allotment of shares	22/03/2011

Section 3 - Securities & Exchange Commission (SEC) and New York Stock Exchange

The Company has submitted the filings listed below to the SEC and New York Stock Exchange and full details of these filings can be found at the SEC's website www.sec.gov.

Brief description of information published

These are the notifications to the SEC and the New York Stock Exchange of the items listed against the same dates in section 1 of this update (unless otherwise stated)

Date of publication
Report of foreign issuer	30/03/2010
Report of foreign issuer	09/04/2010
Report of foreign issuer	16/04/2010
Report of foreign issuer	19/04/2010
Report of foreign issuer	20/04/2010
Report of foreign issuer	20/04/2010
Report of foreign issuer	23/04/2010
Report of foreign issuer	27/04/2010
Report of foreign issuer	29/04/2010
Report of foreign issuer	04/05/2010
Report of foreign issuer x2	06/05/2010
Report of foreign issuer x2	07/05/2010
Report of foreign issuer	13/05/2010
Report of foreign issuer	14/05/2010
Report of foreign issuer	25/05/2010
Report of foreign issuer	26/05/2010
Report of foreign issuer x2	28/05/2010
Report of foreign issuer	04/06/2010
Report of foreign issuer	14/06/2010
Report of foreign issuer	23/06/2010
Report of foreign issuer x2	28/06/2010
Report of foreign issuer x2	29/06/2010
Report of foreign issuer	30/06/2010
Report of foreign issuer	01/07/2010
Report of foreign issuer	05/07/2010
Report of foreign issuer	21/07/2010
Report of foreign issuer x2	26/07/2010
Report of foreign issuer	27/07/2010
Report of foreign issuer	04/08/2010
Report of foreign issuer	13/08/2010
Report of foreign issuer	23/08/2010
Report of foreign issuer	31/08/2010
Report of foreign issuer	20/09/2010
Report of foreign issuer	22/09/2010
Report of foreign issuer	30/09/2010
Report of foreign issuer	22/10/2010
Report of foreign issuer	29/10/2010
Report of foreign issuer	02/11/2010
Report of foreign issuer x2	03/11/2010
Report of foreign issuer	05/11/2010
Report of foreign issuer	12/11/2010
Report of foreign issuer	16/11/2010
Report of foreign issuer	18/11/2010
Report of foreign issuer	24/11/2010
Report of foreign issuer	26/11/2010
Report of foreign issuer	30/11/2010
Report of foreign issuer	10/12/2010
Report of foreign issuer	17/12/2010
Report of foreign issuer	31/12/2010
Report of foreign issuer	11/01/2011
Report of foreign issuer	17/01/2011
Report of foreign issuer	02/02/2011
Report of foreign issuer	11/02/2011
Report of foreign issuer	21/02/2011
Report of foreign issuer	25/02/2011
Report of foreign issuer x2	28/02/2011
Report of foreign issuer x3	01/03/2011
Report of foreign issuer	02/03/2011
Report of foreign issuer	08/03/2011
Report of foreign issuer	09/03/2011
Report of foreign issuer	10/03/2011
Report of foreign issuer x2	30/03/2011

Section 4 - European jurisdictions

The Netherlands: Authority for the Financial Markets ("AFM")

The Company has submitted the filings listed below to the AFM and full details of these filings can be found at AFM's website www.afmextranet.nl.

Brief description of information published These are the notifications to the AFM of the items listed against the same dates in section 1 of this update (except for share disclosures)	Date of publication
Report of foreign issuer	30/03/2010
Report of foreign issuer	09/04/2010
Report of foreign issuer	16/04/2010
Report of foreign issuer	19/04/2010
Report of foreign issuer	27/04/2010
Report of foreign issuer	29/04/2010
Report of foreign issuer	04/05/2010
Report of foreign issuer X2	06/05/2010
Report of foreign issuer x2	07/05/2010
Report of foreign issuer	14/05/2010
Report of foreign issuer	25/05/2010
Report of foreign issuer	26/05/2010
Report of foreign issuer x2	28/05/2010
Report of foreign issuer	04/06/2010
Report of foreign issuer	14/06/2010
Report of foreign issuer x2	28/06/2010
Report of foreign issuer x2	29/06/2010
Report of foreign issuer	30/06/2010
Report of foreign issuer	01/07/2010
Report of foreign issuer	05/07/2010
Report of foreign issuer x2	26/07/2010
Report of foreign issuer	27/07/2010
Report of foreign issuer	04/08/2010
Report of foreign issuer	31/08/2010
Report of foreign issuer	20/09/2010
Report of foreign issuer	30/09/2010
Report of foreign issuer	22/10/2010
Report of foreign issuer	29/10/2010
Report of foreign issuer	02/11/2010
Report of foreign issuer x2	03/11/2010
Report of foreign issuer	05/11/2010
Report of foreign issuer	12/11/2010
Report of foreign issuer	16/11/2010
Report of foreign issuer	18/11/2010
Report of foreign issuer	24/11/2010
Report of foreign issuer	26/11/2010
Report of foreign issuer	30/11/2010
Report of foreign issuer	10/12/2010
Report of foreign issuer	17/12/2010
Report of foreign issuer	31/12/2010
Report of foreign issuer	11/01/2011
Report of foreign issuer	17/01/2011
Report of foreign issuer	02/02/2011
Report of foreign issuer	21/02/2011
Report of foreign issuer	25/02/2011
Report of foreign issuer x2	28/02/2011
Report of foreign issuer x3	01/03/2011
Report of foreign issuer	02/03/2011
Report of foreign issuer	08/03/2011
Report of foreign issuer	09/03/2011
Report of foreign issuer	10/03/2011
Report of foreign issuer x2	30/03/2011

The Netherlands: Euronext Amsterdam N.V. ("Euronext")

The Company has submitted the filings listed below to Euronext and full details of these filings can be found at Euronext's website www.euronext.com.

Brief description of information published These are the notifications to Euronext of the items listed against the same dates in section 1 of this update (unless otherwise stated)	Date of publication
Report of foreign issuer	30/03/2010
Report of foreign issuer	09/04/2010
Report of foreign issuer	16/04/2010
Report of foreign issuer	19/04/2010
Report of foreign issuer	20/04/2010
Report of foreign issuer	20/04/2010
Report of foreign issuer	27/04/2010
Report of foreign issuer	29/04/2010
Report of foreign issuer	04/05/2010
Report of foreign issuer x2	06/05/2010
Report of foreign issuer x2	07/05/2010
Report of foreign issuer	13/05/2010
Report of foreign issuer	14/05/2010
Report of foreign issuer x2	28/05/2010
Report of foreign issuer	14/06/2010
Report of foreign issuer	23/06/2010
Report of foreign issuer x2	28/06/2010
Report of foreign issuer x2	29/06/2010
Report of foreign issuer	30/06/2010
Report of foreign issuer	01/07/2010
Report of foreign issuer	05/07/2010
Report of foreign issuer	21/07/2010
Report of foreign issuer x2	26/07/2010
Report of foreign issuer	27/07/2010
Report of foreign issuer	04/08/2010
Report of foreign issuer	13/08/2010
Report of foreign issuer	23/08/2010
Report of foreign issuer	31/08/2010
Report of foreign issuer	20/09/2010
Report of foreign issuer	22/09/2010
Report of foreign issuer	30/09/2010
Report of foreign issuer	22/10/2010
Report of foreign issuer	29/10/2010
Report of foreign issuer	02/11/2010
Report of foreign issuer x2	03/11/2010
Report of foreign issuer	05/11/2010
Report of foreign issuer	12/11/2010
Report of foreign issuer	16/11/2010
Report of foreign issuer	18/11/2010
Report of foreign issuer	24/11/2010
Report of foreign issuer	26/11/2010
Report of foreign issuer	30/11/2010
Report of foreign issuer	10/12/2010
Report of foreign issuer	17/12/2010
Report of foreign issuer	31/12/2010
Report of foreign issuer	11/01/2011
Report of foreign issuer	17/01/2011
Report of foreign issuer	02/02/2011
Report of foreign issuer	11/02/2011
Report of foreign issuer	21/02/2011
Report of foreign issuer	25/02/2011
Report of foreign issuer x2	28/02/2011
Report of foreign issuer x2	01/03/2011
Report of foreign issuer	09/03/2011
Report of foreign issuer	30/03/2011

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: M D Oliver

                                                                                                                                                 Name: M D Oliver

                                                                                                                                                 Title: Director of Investor Relations

Date: 20 April 2011